UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2006

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

EXCHANGES

CANADA

TSX:

DII.B, DII.A

U.S.A.

NASDAQ:

DIIB

CONTACT:

MaisonBrison/BarnesMcInerney

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL REPORTS THIRD QUARTER RESULTS

•

Revenue increases 3.1%

•

Particle board issues easing

•

Schwinn gas-powered motor scooters sales continue to increase

Montreal, November 3, 2006 — Dorel Industries Inc. (TSX: DII.B DII.A; NASDAQ: DIIB) today announced results for the third quarter and nine months ended September 30, 2006. Revenue for the period was up 3.1% to US$436.3 million compared to US$423.3 million during the third quarter last year. Net earnings for the quarter were US$25.1 million or US$0.76 per diluted share compared to adjusted net earnings of US$25.6 million or US$0.78 per diluted share in the prior year. Year-to-date revenue was US$1.32 billion, basically unchanged from 2005 nine month revenue of US$1.33 billion. Fiscal 2006 nine month net earnings were US$67.2 million or US$2.04 per diluted share, compared to adjusted net earnings of US$74.6 million or US$2.27 per diluted share the year before.

The prior year comparative figures are adjusted to exclude restructuring costs recorded in connection with the closure of an Ameriwood ready-to-assemble (RTA) furniture plant that was announced at that time. Restructuring costs incurred in 2006 have not been excluded as these amounts are considered insignificant. The Company is including adjusted earnings in this press release, a non-GAAP financial measure, as it believes this permits more meaningful comparisons of its core business performance between the periods presented. A reconciliation of adjusted earnings to GAAP earnings is to be included in the Company’s third quarter MD & A. Including those restructuring costs, net earnings for last year’s third quarter and year-to-date, were US$19.8 million or US$0.60 per share and US$68.8 million or US$2.09 per diluted share respectively.

Included in the quarter is a pre-tax recovery of US$5 million, or US$0.10 per diluted share after tax, in connection with a business interruption insurance claim made following a major fire at one of the Company’s primary suppliers of particle board in April 2006. The claim was made as a result of incurring increased costs of production, principally paying higher board prices.  Approximately 50% of the amount recovered relates to additional costs incurred during the second quarter of the year. The Company continues to incur additional costs which could result in additional recoveries that would be recorded in the fourth quarter.

“Revenues increased in both the Juvenile and Recreational/Leisure segments and the negative trend in sales was reversed in Home Furnishings during the quarter.  In Juvenile, sales in both North America and Europe continued to be strong. Home Furnishings revenues increased by 19% from the second quarter with these increases occurring in all of the segment’s operating divisions. Ameriwood continued to focus on the repositioning of its business into three units: Domestic, Global Sourcing and Dorel Home Products.  At Pacific Cycle gas-powered motor scooters continue to gain acceptance in the market and bicycle sales were strong in the independent bicycle dealer (IBD) chain,” stated Dorel President and CEO, Martin Schwartz.

Summary of Financial Highlights
Third quarter ended September 30
All figures in thousands of US $, except per share amounts
	2006	2005	Change %
Revenue	436,300	423,329	3.1%
Adjusted Net income	25,073	25,610	-2.1%
Per share - Basic	0.76	0.78	-2.6%
Per share - Diluted	0.76	0.78	-2.6%
Net Income	25,073	19,826	26.5%
Per share - Basic	0.76	0.60	26.7%
Per share - Diluted	0.76	0.60	26.7%
Average number of shares outstanding -
diluted weighted average	32,861,092	32,923,907

Summary of Financial Highlights
Nine Months ended September 30
All figures in thousands of US $, except per share amounts
	2006	2005	Change %
Revenue	1,323,238	1,330,607	-0.6%
Adjusted Net income	67,190	74,559	-9.9%
Per share - Basic	2.04	2.27	-10.1%
Per share - Diluted	2.04	2.27	-10.1%
Net Income	67,190	68,776	-2.3%
Per share - Basic	2.04	2.09	-2.4%
Per share - Diluted	2.04	2.09	-2.4%
Average number of shares outstanding -
diluted weighted average	32,860,268	32,946,621

Juvenile Segment

Third quarter Juvenile revenue was up 3.7% to US$217.0 million from US$209.3 million during the same period a year ago. Earnings from operations decreased 16.2% to US$23.8 million compared to US$28.4 million last year. Of the decline of US$4.6 million, US$3.3 million was attributable to higher product liability costs with the remainder of the decline due principally to lower gross margins in the U.S. For the nine months, revenue increased 4.3% to US$673.4 million from US$645.6 million a year ago, while earnings from operations dipped 2.1% to US$74.1 million from US$75.7 million. As in the quarter, product liability costs continued to run higher than 2005 levels, with an increase of US$9.5 million year-to-date.

In North America, revenues for the quarter declined slightly from US$126.7 million in 2005 to US$123.5 million in the current year.  Year-to-date revenues in North America were up 4.4% over the prior year, totalling US$389.1 million. Organic sales growth in Europe for the quarter was 8.5% and was 6.1% year-to-date. In U.S. dollars these increases were 13.2% and 4.1% respectively increasing to US$93.6 million for the quarter and US$284.3 million year-to-date. These increases were principally in Northern Europe and in the United Kingdom.

A new Safety 1st booster seat, to accommodate larger children, was released during the quarter at a major mass merchant customer. In addition, several new Safety 1st items are being launched through the fourth quarter, including a new convertible car seat and new small furniture items. A strong focus is on product development where a number of product platforms are being overhauled. The Quinny stroller, designed in Europe and which has already proven popular with Canadian consumers, will be introduced to the specialty channel in the US in the second quarter of 2007. Continued strong sales of the Maxi Cosi and Quinny lines produced a solid third quarter in Europe. Reaction to Dorel Europe’s new lines at the August Cologne, Germany Juvenile show was excellent and the exhibit was one of the busiest.

Home Furnishings Segment

Home Furnishings revenue for the quarter was flat year-over-year at US$142.8 million compared to US$143.2 million a year ago. Earnings from operations for the quarter rose 62.5% to US$13.0 million versus adjusted earnings of US$8.0 million last year. For the nine months, revenue was down 5.7% to US$396.7 million from US$420.5 million. Year-to-date, adjusted earnings from operations were down 8.0%, to US$23.0 million from adjusted earnings US$25.0 million last year. Excluded from these adjusted figures are all restructuring costs. In 2005 these restructuring costs were US$8.9 million for the quarter and year-to-date. For 2006 these costs were only US$35,000 in the third quarter and US$717,000 year-to-date recorded through cost of sales. Unadjusted earnings from operations in 2006 for the quarter and year-to-date were US$13.0 million and US$22.3 million respectively.  Unadjusted earnings from operations in 2005 for the quarter and year-to-date were a loss of US$0.9 million and earnings of US$16.1 million respectively.

For the segment as a whole, third quarter adjusted gross margins improved from 2005 levels reaching 17.5% in 2006 versus 13.0% in 2005. Unadjusted margins in the third quarter of 2005 were 11.2%, including restructuring costs of US$2.5 million recorded through cost of sales. This margin improvement was principally achieved through improvements at Ameriwood’s RTA division. Excluding the portion of the US$5.0 million dollar insurance recovery recorded in the third quarter of 2006 that pertains to prior periods, margins in the quarter were 15.7% as opposed to the 17.5% reported.

Sales of ready-to-assemble (RTA) furniture declined by US$4.2 million from the third quarter of 2005, or 7.6%, due principally to lower sales to the mass merchant channel. Versus the second quarter of 2006, RTA sales increased by 11.9%. Ameriwood’s futon sales rebounded during the third quarter, with a strong back-to-college showing.  Ameriwood has repositioned its business into three distinct units: Domestic, Global Sourcing and Dorel Home Products.   While Ameriwood has been importing a portion of products and furniture components for some time, the new focused global sourcing initiative is expected to yield positive results in 2007. Concurrently, efforts are underway to ensure the lowest cost position in domestic production and price increases with Ameriwood’s customers have been successfully implemented.

Revenues during the third quarter at Dorel Asia increased by 16% over 2005. Dorel Asia was successful with new juvenile groupings and is continuing to make headway in this category at the mass merchant level. The division is also widening its product assortment with existing customers. Cosco Home & Office sales declined by 7.3% where ladders and step stools performed well and there was clear retail traction in healthcare products with a chain wide shipment to a national drug store chain. However these good performances were offset by declines in sales of folding furniture.

Recreational/Leisure Segment

Third quarter Recreational/Leisure revenue increased 7.9% to US$76.4 million from US$70.8 million last year. Earnings from operations were down 4.8% to US$6.0 million from US$6.3 million. Gross margins in the third quarter of 2006 were 20.0%, consistent with the 20.6% recorded in 2005. As a result, gross margin dollars earned in the quarter increased by US$0.7 million over last year. However, offsetting this were higher selling, general and administration costs in the amount of US$9.0 million in 2006 versus US$8.0 million in 2005. Higher selling costs to develop the scooter program and higher legal costs were the principal reasons for the increase.

For the nine months, revenue has dropped 4.3% to US$253.2 million from US$264.5 million. As a result of these decreased revenues and lower gross margins, year-to-date earnings from operations have decreased 34.2% to US$18.7 million from US$28.4 million. Year-to-date margins were 18.6% in 2006 as compared to 21.5% in 2005. Excluding a second quarter inventory reserve, 2006 year-to-date gross margins would have been 20.0%, with the decline over 2005 levels due to a less favourable product mix. Year-to-date selling, general and administration costs were virtually unchanged at US$27.6 million versus US$27.7 million in 2005.

The revenue increase in the quarter was prompted by a combination of growing sales of Schwinn gas-powered motor scooters, new customers in the IBD chain as well as sales of other recreational products. The gas motor scooter dealer network continues to increase with further gains anticipated by year end. Shipments of the new 2007 150 cc model began in September and response has been strong and re-orders are already being placed.  Pacific’s new concept Schwinn electric bicycle was unveiled at both the Euro Bike Show in Germany and at Interbike in Las Vegas. Equipped with the latest innovations in battery technology, the units are the lightest and most durable on the market. A single charge will last for approximately 65 kilometres, depending on user weight, climate and terrain. The new bicycle is totally hybrid and can be used either as a conventional or electric unit.

Other

Corporate expenses in the third quarter of 2006 are net of a foreign exchange gain of US$1.2 million. This gain arose on the reduction of certain investments in the Company’s subsidiary companies. This non-cash income amount represents an amount of US$0.04 per diluted share. The Company’s tax rate in the quarter was 19.0%, as compared to 10.6% in the third quarter of 2005. The majority of the increase was due to higher earnings in higher tax rate jurisdictions. In addition, following a change in the tax rate in one of the Company’s taxation jurisdictions, deferred tax liabilities were increased raising the Company’s tax rate in the quarter by several points. The Company’s year-to-date tax rate is currently 13.9% compared to 15.4% in 2005. Expectations continue to be that the Company’s annual tax rate will be in the range of 15% to 20%.

Cash Flow

Cash flow from operations in 2006 for the nine months ended September 30 was US$67.3 million compared to US$42.0 million in 2005. Year-to-date free cash flow was US$49.1 million as compared to US$20.1 million in 2005, an improvement of US$29.0 million. Free cash flow, a non-GAAP financial measure is defined as cash provided by operating activities less capital expenditures and variations in funds held by ceding insurer. Inventory levels increased from year-end by US$36.1 million, excluding the impact of foreign exchange. The majority of this increase was expected as it is to service fourth quarter shipping needs. Therefore, year-end inventory levels for 2006 are expected to decline from the current US$320.3 million.

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:00 P.M. Eastern Time. Interested parties can join the call by dialling 1-800-814-4853. The conference call can also be accessed via live webcast at www.dorel.com , www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21206762# on your phone. This tape recording will be available on Friday, November 3, 2006 as of 3:00 P.M. until 11:59 P.M. on Friday, November 10, 2006.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel Industries (TSX: DII.A, DII.B; NASDAQ: DIIB) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 4,500 people in fourteen countries. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain. 2005 sales were US$1.8 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as the California Closets license; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at September 30, 2006	As at December 30, 2005
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash	$ 16,036	$ 12,345
Accounts receivable	276,269	287,225
Income taxes receivable	9,547	14,817
Inventories	320,250	279,265
Prepaid expenses	9,501	10,288
Funds held by ceding insurer	–	3,647
Future income taxes	26,870	26,060
	658,473	633,647

PROPERTY, PLANT AND EQUIPMENT	143,456	144,248
DEFERRED CHARGES	14,860	15,561
INTANGIBLE ASSETS	258,078	253,245
GOODWILL	493,560	481,518
OTHER ASSETS	10,023	10,750
ASSETS HELD FOR SALE	3,633	3,699
	$ 1,582,083	$ 1,542,668

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 7,099	$ 4,828
Accounts payable and accrued liabilities	297,367	305,922
Income taxes payable	12,249	18,483
Balance of sale payable	–	4,946
Current portion of long-term debt	241,439	8,025
	558,154	342,204

LONG-TERM DEBT	162,897	439,634
BALANCE OF SALE PAYABLE	665	665
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,576	19,081
FUTURE INCOME TAXES	70,469	62,986
OTHER LONG-TERM LIABILITIES	5,515	5,656

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	162,545	162,503
CONTRIBUTED SURPLUS	5,548	3,639
RETAINED EARNINGS	545,345	478,155
CUMULATIVE TRANSLATION ADJUSTMENT	50,369	28,145
	763,807	672,442
	$ 1,582,083	$ 1,542,668

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Third Quarter Ended		Nine Months Ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 431,019	$ 418,835	$ 1,305,313	$ 1,314,640
Licensing and commission income	5,281	4,494	17,925	15,967
TOTAL REVENUE	436,300	423,329	1,323,238	1,330,607

EXPENSES
Cost of sales	330,541	327,029	1,022,198	1,027,930
Selling, general and administrative expenses	56,017	47,930	166,151	155,722
Depreciation and amortization	9,031	9,905	27,101	28,552
Research and development costs	2,177	1,560	6,710	6,212
Restructuring costs	–	6,432	–	6,432
Interest on long-term debt	7,563	7,829	22,823	23,378
Other interest	31	478	234	1,072
	405,360	401,163	1,245,217	1,249,298

Income before income taxes	30,940	22,166	78,021	81,309

Income taxes	5,867	2,340	10,831	12,533

NET INCOME	$ 25,073	$ 19,826	$ 67,190	$ 68,776

EARNINGS PER SHARE
Basic	$ 0.76	$ 0.60	$ 2.04	$ 2.09
Diluted	$ 0.76	$ 0.60	$ 2.04	$ 2.09

SHARES OUTSTANDING
Basic – weighted average	32,860,942	32,858,942	32,860,132	32,829,357
Diluted – weighted average	32,861,092	32,923,907	32,860,268	32,946,621

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

Nine Months Ended
	Sept. 30, 2006	Sept. 30, 2005
	(unaudited)	(unaudited)

BALANCE, BEGINNING OF PERIOD	$ 478,155	$ 386,833
Net income	67,190	68,776

BALANCE, END OF PERIOD	$ 545,345	$ 455,609

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Third Quarter Ended		Nine Months Ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 25,073	$ 19,826	$ 67,190	$ 68,776
Items not involving cash:
Depreciation and amortization	9,031	9,905	27,101	28,552
Amortization of deferred financing costs	38	403	474	1,206
Future income taxes	4,749	(3,517)	4,055	(2,066)
Stock based compensation	662	748	1,909	2,169
Pension and post-retirement defined benefit plans	829	529	1,795	1,453
Restructuring activities	(107)	8,925	(507)	8,925
Exchange gain from reduction of net investments in foreign operations	(1,239)	–	(1,239)	–
Loss on disposal of property, plant and equipment	165	194	190	361
	39,201	37,013	100,968	109,376
Net changes in non-cash balances related to operations	(15,987)	(32,581)	(33,671)	(67,366)
CASH PROVIDED BY OPERATING ACTIVITIES	23,214	4,432	67,297	42,010

FINANCING ACTIVITIES
Bank indebtedness	3,180	(3,518)	2,241	(1,295)
Long-term debt	(24,669)	(369)	(43,390)	(10,344)
Issuance of capital stock	–	–	34	1,417
CASH USED IN FINANCING ACTIVITIES	(21,489)	(3,887)	(41,115)	(10,222)

INVESTING ACTIVITIES
Acquisition of subsidiary companies	–	–	(4,946)	(7,440)
Additions to property, plant and equipment – net	(5,567)	(4,771)	(13,097)	(16,500)
Deferred charges	(2,230)	(984)	(6,158)	(5,688)
Funds held by ceding insurer	3,704	4,382	3,647	4,293
Intangible assets	(193)	(1,164)	(2,592)	(4,023)
CASH USED IN INVESTING ACTIVITIES	(4,286)	(2,537)	(23,146)	(29,358)

Effect of exchange rate changes on cash	12	355	655	533
NET (DECREASE) INCREASE IN CASH	(2,549)	(1,637)	3,691	2,963
Cash, beginning of period	18,585	15,888	12,345	11,288
CASH, END OF PERIOD	$ 16,036	$ 14,251	$ 16,036	$ 14,251

SEGMENTED INFORMATION

ALL FIGURES IN THOUSANDS OF US $

Industry Segments

	For The Third Quarter Ended September 30,
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	$436,300	$423,329	$ 217,036	$ 209,331	$142,845	$143,207	$ 76,419	$ 70,791
Cost of sales	330,541	327,029	151,590	143,699	117,813	127,119	61,138	56,211
Selling, general and administrative expenses	51,813	44,686	33,123	28,435	9,667	8,256	9,023	7,995
Depreciation & amortization	9,007	9,905	7,050	7,853	1,677	1,718	280	334
Research and development costs	2,177	1,560	1,490	983	687	577	–	–
Restructuring costs	–	6,432	–	–	–	6,432	–	–
Earnings from Operations	42,762	33,717	$ 23,783	$ 28,361	$ 13,001	$ (895)	$ 5,978	$ 6,251
Interest	7,594	8,307
Corporate expenses	4,228	3,244
Income taxes	5,867	2,340
Net income	$ 25,073	$ 19,826

SEGMENTED INFORMATION (CONTINUED)

ALL FIGURES IN THOUSANDS OF US $

	For The Nine Months Ended September 30,
		Total	Juvenile		Home Furnishings		Recreational / Leisure
	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	$1,323,238	$1,330,607	$673,352	$645,640	$396,651	$420,500	$253,235	$264,467
Cost of sales	1,022,198	1,027,930	477,146	455,471	338,947	364,749	206,105	207,710
Selling, general and administrative expenses	152,199	141,353	96,253	87,636	28,329	25,999	27,617	27,718
Depreciation & amortization	27,032	28,485	21,253	22,438	4,982	5,396	797	651
Research and development costs	6,710	6,212	4,581	4,389	2,129	1,823	–	–
Restructuring costs	–	6,432	–	–	–	6,432	–	–
Earnings from Operations	115,099	120,195	$ 74,119	$ 75,706	$ 22,264	$ 16,101	$ 18,716	$ 28,388
Interest	23,057	24,450
Corporate expenses	14,021	14,436
Income taxes	10,831	12,533
Net income	$ 67,190	$ 68,776

Geographic Segments – Origin of Revenues

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Canada	$ 55,593	$ 49,154	$ 143,608	$ 140,906
United States	249,326	258,951	783,253	821,688
Europe	93,566	82,626	284,202	272,995
Other foreign countries	37,815	32,598	112,175	95,018
Total	$ 436,300	$ 423,329	$ 1,323,238	$ 1,330,607

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

November 6, 2006